CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$3,701,000	$396.01

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, a filing fee of $665,574.67 has already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and is being carried forward, of which $396.01 is offset against the registration fee due for this offering and of which $663,781.99 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 4 To prospectus dated December 1, 2005,	Registration Statement No. 333-130051 Dated December 21, 2005
prospectus supplement dated December 1, 2005 and product supplement no. 5-I dated December 7, 2005	Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $3,701,000 Principal Protected Notes Linked to a Basket Consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index due December 27, 2010

General
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 27, 2010 (subject to certain market disruption events).
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on December 21, 2005 and are expected to settle on or about December 28, 2005.

Key Terms
Basket:

The notes are linked to an equally weighted basket consisting of the Nikkei 225 Index (“NKY”) and the Dow Jones EURO STOXX 50® Index (“SX5E”) (each a “Basket Index” and together, the “Basket Indices”).

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	125%
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:

The Basket Closing Level will be calculated as follows:

100 x [1 + (Nikkei Return + EURO STOXX Return)/2]

The Nikkei Return and the EURO STOXX Return are the performance of the respective Basket Indices, expressed as a percentage, from the closing level on the pricing date to the closing level on the Observation Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 5-I.

Observation Date:	December 21, 2010*
Maturity Date:	December 27, 2010*

*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 5-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 5-I and Selected Risk Considerations beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI’s Commission (1)	Proceeds to Us

Per note	$1,000	$46.16	$953.84

Total	$3,701,000	$170,838.16	$3,530,161.84

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $46.16 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $27.50 or $30.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-26 of the accompanying product supplement no. 5-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 21, 2005

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 5-I dated December 7, 2005. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 5-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 5-I dated December 7, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002443/e22969_424b3.txt

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x 125% (the Participation Rate), but this additional payment will not be less than zero.

  DIVERSIFICATION OF THE BASKET INDICES — The return on the notes is linked to a basket consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and therefore are among the most actively traded on that exchange. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. For additional information on each Basket Index, see the information set forth under “The Nikkei 225 Index” and “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 5-I.

  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 5-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments to you prior to the maturity of the notes. Generally, amounts received at maturity in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss, which will be deductible against other income (e.g., employment and interest income).

  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 5.15%, compounded semi-annually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,289.31.

Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

Original Issue Date through December 31, 2005	$0.29	$0.29

January 1, 2006 through December 31, 2006	$52.18	$52.47

January 1, 2007 through December 31, 2007	$54.90	$107.37

January 1, 2008 through December 31, 2008	$57.76	$165.13

January 1, 2009 through December 31, 2009	$60.77	$225.90

January 1, 2010 through December 27, 2010	$63.41	$289.31

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked a Basket Consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices, the stocks composing the Basket Indices or contracts related to the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 5-I dated December 7, 2005.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES IF THE BASKET RETURN IS ZERO OR NEGATIVE.

  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but later falls below the Starting Basket Level.

  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlying securities composing either of the Basket Indices would have.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase these notes from us and your ability to sell or trade these notes in the secondary market may be limited.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Returnfrom -80% to +80% and reflects a Participation Rate of 125%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (125%)	Additional Amount		Principal		Payment at Maturity

180	80%	100%	$1,000	+	$1,000	=	$2,000

160	60%	75%	$750	+	$1,000	=	$1,750

140	40%	50%	$500	+	$1,000	=	$1,500

120	20%	25%	$250	+	$1,000	=	$1,250

110	10%	12.5%	$125	+	$1,000	=	$1,125

100	0%	0%	$0	+	$1,000	=	$1,000

90	-10%	0%	$0	+	$1,000	=	$1,000

80	-20%	0%	$0	+	$1,000	=	$1,000

60	-40%	0%	$0	+	$1,000	=	$1,000

40	-60%	0%	$0	+	$1,000	=	$1,000

20	-80%	0%	$0	+	$1,000	=	$1,000

JPMorgan Structured Investments — Principal Protected Notes Linked a Basket Consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	PS-2

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level, the Additional Amount is equal to $250 and the final payment at maturity is equal to $1,250 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(120-100)/100] x 125%) = $1,250

Example 2: The level of the Basket decreases from the Starting Basket Level to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level, the Additional Amount is equal to $125 and the final payment at maturity is equal to $1,125 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(110-100)/100] x 125%) = $1,125

Historical Information

The following graphs show the weekly performance of each Basket Index as well as the Basket as a whole from January 1, 2000 through December 16, 2005. The graph of the historical Basket performance assumes the Basket level on January 1, 2000 was 100 and that each Basket Index had a 1/2 weight in the Basket on that date. The Index closing level of the Nikkei 225 Index on December 21, 2005 was 15957.57. The Index closing level of the Dow Jones EURO STOXX 50® Index on December 21, 2005 was 3591.94.

We obtained the various index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in a payment at maturity of more than the principal amount of your notes.

We expect that delivery of the notes will be made against payment therefore on or about December 28, 2005, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — Principal Protected Notes Linked a Basket Consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	PS-3